NOTE 3 - CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $9,964 and $452,795 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

In September 2021, the Company filed Amended and Restated Certificate of Incorporation, which, among other things, (a) authorizes 227,000,000 shares of Common Stock, $0.0001 par value per share, of which, (i) 195,000,000 shares shall be designated "Class A Common Stock," $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as "Class B Common Stock," $0.0001 par value per share, (b) authorize 50,000,000 shares of Preferred Stock, $0.0001 par value per share, and (c) effectuate a ten-for-one (10-for-1) forward split of the Company's Common Stock. All shares amounts have been retroactively adjusted to show the forward split. The Company increased the authorized number of shares under their Stock Incentive Plan from 10,000,000 to 15,000,000.

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock shall at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or the Company's Certificate of Incorporation. Under the Company's certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Preferred Stock

The Company's board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class

A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in the Company's control or other corporate action.

Series A Preferred Stock

The Company's board of directors has used its authority to designate 612,330 shares of preferred stock as "Series A-1 Preferred Stock," 3,688,700 shares of preferred stock as "Series A-2 Preferred Stock," 658,800 shares of preferred stock as "Series A-3 Preferred Stock," 204,280 shares of preferred stock as "Series A-4 Preferred Stock," 340,000 shares of preferred stock as "Series A-5 Preferred Stock," and 8,000,000 shares of preferred stock as "Series A-6 Preferred Stock," with the rights and terms summarized below. The Company collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the "Series A Preferred Stock." The Company created these six series of Series A Preferred Stock with varying original issue prices that correspond to the six different conversion prices of the Company's outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series A Preferred Stock with the appropriate original issue price as described below.

Series A Preferred Stock - Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with the Company's other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Series A Preferred Stock - Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Series A Preferred Stock - Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a "deemed liquidation event" (as defined below), each holder of Series A Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of Preferred Stock been converted into Common Stock immediately prior to a liquidation , dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Company's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

Series A Preferred Stock - Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Company's board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price (1 share of preferred stock is convertible into 1 share of common stock) and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

Common Stock Issuances

2022

During the year ended December 31, 2022, the Company issued 65,616 of Class A common stock for net proceeds of $264,556 to investors via Regulation A+ and Regulation CF crowdfunding rounds.

During the year ended December 31, 2022, the Company's CEO converted 12,000 shares Class B common stock into 12,000 shares of Class A common stock.

2023

During the year ended December 31, 2023, the Company issued 94,945 of Class A common stock for net proceeds of $381,695 to investors via Regulation CF crowdfunding rounds.

Restricted Stock Units

During the year ended December 31, 2021, the Company issued 240,000 restricted stock units (RSUs) of Class A common stock to an advisor for services. 180,000 of the RSUs vested immediately and the remaining 60,000 RSUs vested at a rate of 1/12 per month. As of December 31, 2021, 205,000 of the RSU's had vested and $226,730 had been recorded as stock for services. During the year ended December 31, 2022, the remaining 35,000 RSUs vested and the Company recorded $38,710 as stock for services.

In 2022, the Company issued 8,374 RSUs of Class A common stock to an employee. The RSUs vested 1/4 per month and were fully vested as of December 31, 2022. The Company recorded stock for services in the amount of $35,589 related to these RSUs during the year ended December 31, 2022.

Activity related to our restricted stock units during the years ended December 31, 2023 and 2022, was as follows:

	Number of Units		Weighted Average Grant Date Fair Value
Total awards outstanding at December 31, 2021	35,000	$	1.106
Units granted	8,374	$	4.25
Units Exercised/Released	(43,374)	$	1.71
Units Cancelled/Forfeited	-	$	-
Total awards outstanding at December 31, 2022	-	$	-
Units granted	-	$	-
Units Exercised/Released	-	$	-
Units Cancelled/Forfeited	-	$	-
Total awards outstanding at December 31, 2023	-	$	-

As of December 31, 2023 and 2022, the remaining unrecognized expense related to the RSUs was $0.

Stock Options

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of

15,000,000 shares of Common Stock as of December 31, 2023 and 2022.

During the year ended December 31, 2022, the Company granted a total of 1,455,374 stock options under the Plan to various consultants and employees. The stock options had exercise prices between $2.00 and $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

- 1,455,374 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over four years.

During the year ended December 31, 2022, 365 stock options were exercised for proceeds of $404 and 1,152,970 stock options were forfeited by various former employees, consultants, and advisors.

The fair value of options granted for the year ended December 31, 2022 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

	2022
Expected term (in years)	10
Expected stock price volatility	101 to 118 %
Risk-free interest rate	1.52 to 4 %
Expected dividend yield	0

During the year ended December 31, 2023, the Company granted a total of 340,532 stock options under the Plan to various and employees. The stock options had exercise price of $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

- 340,532 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over four years.

During the year ended December 31, 2023, 3,279,035 stock options were forfeited by various former employees,

The following table summarizes all stock option activity for the years ended December 31, 2023 and 2022:

	Number of Options		Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2021	6,482,950	$	1.13		9.68
Granted	1,455,374	$	2.68		10
Exercised	(365)	$	1.11		9
Forfeited/expired	(1,152,970)	$	2.17		9.35
Outstanding at December 31, 2022	6,784,989	$	1.28		8.77
Granted	340,532	$	4.25		9.39
Exercised	-	$	-		-

Forfeited/expired	(3,279,035)	$	1.25		7.39
Outstanding at December 31, 2023	3,846,486	$	1.59		7.89
Exercisable at December 31, 2023	2,864,180	$	1.39		7.73
Unvested stock options at December 31, 2023	982,306	$	1.69		7.74

During the year ended December 31, 2023 and 2022, the Company recorded a total of $987,926 and $1,138,806, respectively, in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense is $1,848,400.

SAFEs

Since inception and through December 31, 2020, the Company had raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs") and these amounts have been recorded to additional paid-in capital. During the year ended December 31, 2021, $625,021 of the SAFEs were converted into 3,687,994 shares of preferred stock.   On December 16, 2021, the Company's Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. The converted SAFEs were then converted into 3,687,994 shares of Series A-2 Preferred Stock. These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. The Company granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements.

As of December 31, 2023 and 2022, the remaining balance of SAFEs was $217,875. The terms of the remaining SAFEs are below.

An amount of $37,625 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $37,625. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a

Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000 }.

In 2019, the Company has raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

NOTE 5 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and has incurred losses since Inception. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2023, the Company generated limited amount of revenue and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

In March 2020, the Company inadvertently made an overpayment to our CEO of $67,000. The Company and its CEO did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring the CEO to repay the Company the amount of the overpayment. In April 2021 we entered into a loan agreement with the CEO relating to the terms of the repayment by the CEO of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

For the year ended December 31, 2023, the Company approved a bonus to its CEO for $15,000. The note receivable balance was reduced by $15,000. As of December 31, 2023 and 2022, the note receivable balance was

Record Ownership and Voting Agreement

This Record Ownership and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties using the website www.netcapital.com (the "Portal"), by and among NetCapital Funding Portal Inc., a Delaware corporation ("NetCapital"), MG Teixeira Inc, a Connecticut corporation (the "Record Owner"), and the undersigned investor ("Investor").

The Record Owner has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out, among other things, the terms under which the Record Owner will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement:

- "Account" means the account opened by the Record Owner and consisting of the beneficial interests in any Shares that were offered for sale by the Issuer on the Portal and purchased by Investor.
- "Account Balance" means, in relation to the Account, the number of Shares of each Issuer beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Escrow Agent" means Boston Private Bank and Trust Company.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- Termination Date" means the date on which this Agreement is terminated by the Record Owner or by Investor as permitted hereunder.
- "Transfer Agent" means Equity Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the date referred to in clause 2.2 of this Agreement.

1.2. Headings

The headings in this Agreement do not affect its interpretation.

1.3. Singular and plural

References to the singular include the plural and vice versa.

2. Account

2.1. Opening Account

The Record Owner shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit of Shares is made into Investor's Account when the Escrow Agent sends payment funds to the Issuer or a seller of Shares, as the case may be, and the Record Owner receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when the Record Owner receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may log in.

3. Services of the Record Owner

3.1. General

Investor and the Record Owner understand and agree that the Record Owner will be the legal but not the beneficial owner of the Shares.

3.2. Ownership of Securities

The Record Owner will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Record Owner will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent. Investor shall be entitled to all proceeds of the sale of Shares, net of fees and commissions.

3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that the Record Owner shall vote Investor's Shares, in the event Investor's Shares contain voting rights, in a manner reasonably determined to be in the best interest of Investor.

3.4. Insurance

The Record Owner and Investor understand and agree that the Record Owner may maintain insurance in support of the Record Owner's obligations under this Agreement, including covering any loss of the Shares. In the event that the Record Owner elects to reduce, cancel or not to renew such insurance, the Record Owner may give Investor prior written notice as follows: in the case of a reduction, the Record Owner may endeavor to provide such notice at least 30 days prior to the effective dateof the reduction; and in the event of a cancellation or expiration of the insurance without renewal, the Record Owner may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for the Record Owner's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

3.5. Notice of Changes

The Record Owner may notify Investor promptly in writing of the following: (i) the Record Owner receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) the Record Owner otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of the Record Owner's representations and warranties in clause 4 shall cease to be true and correct.

4. Obligations of the Portal

NetCapital shall notify or cause to be notified each Issuer of Shares of the identity of the Record Owner of the Shares of such Issuer.

5. Representations and Warranties

5.1 Investor's representations

Investor represents and warrants that:

- Investor is the beneficial owner of the Shares;
- Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
- This Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the

rules or any order, charge or agreement by which Investor is bound.

5.2 The Record Owner's representations and warranties

The Record Owner represents and warrants to Investor that:

- this Agreement has been duly authorized, executed and delivered on the Record Owner's behalf and constitutes the Record Owner's legal, valid and binding obligation; and
- the execution, delivery and performance of this Agreement by the Record Owner does not and will not violate any agreement by which the Record Owner is bound.

6. Fees and Expenses

6.1 Fees

The Record Owner's fees will be paid in accordance with the fee agreement that has been executed by the Portal and the Record Owner. There are no fees payable by the Investor.

7. Scope of Responsibility

7.1 Exclusion of liability

The Record Owner may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct resultof any gross negligence, fraud or willful misconduct on the Record Owner's part in the performance of the Record Owner's duties, and in which case the Record Owner's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

7.2 Force majeure

Neither the Record Owner nor any of the Record Owner's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism, pandemic or other circumstances beyond the Record Owner's control, the Record Owner is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly the Record Owner does not do that thing or does that thing at a later time than would otherwise be required.

7.3 Exculpation in respect of offering documents

The Record Owner and its officers, directors, employees, agents and sub-record owners, if any, shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than the Record Owner including, but not limited to, statements contained in any material relating to the offering and sale of Shares.

8. Termination

8.1 Method

The Record Owner may terminate this Agreement by giving not less than 60 Business Days' prior written notice to Investor and the Portal, provided that the Record Owner may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of thisAgreement.

Investor may terminate this Agreement by giving not less than 60 Business Days' prior written notice to the Record Owner and the Portal in the event that the Record Owner is found, in a final determination not subject to appeal, to have committed an act of gross negligence or willful misconduct in respect of its duties as Record Owner hereunder.

8.2 Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

8.3 Website

Effective upon the Termination Date, Investor's use of the Website will automatically be terminated and Investor will be permitted no further access to the Website until Investor has purchased other Shares.

9. Notices and Recordkeeping

9.1 Form

A notice or other communication given to Investor under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

9.2 Method of transmission

Any notice or other communication required to be in writing may be delivered by email, receipt confirmed, to the Portal or the Record Owner at the following email addresses:

If to the Record Owner:

MG Teixeira Inc
mannyteixeria@gmail.com

If to the Portal:

Netcapital Funding Portal Inc
paul@netcapital.com

10. General

10.1 No advice

The Record Owner's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking the Record Owner to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and the Record Owner shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

10.2 Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless the Record Owner otherwise agrees in writing.

10.3 Amendments

Any amendment to this Agreement must be agreed in writing and be signed by all parties hereto. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

10.4 Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

10.5 Entire agreement

This document represents the entire agreement of the parties, and supersedes any previous agreements and understandings among the parties relating to the subject matter of this Agreement.

10.6 Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

10.7 Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

10.8 Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles. The parties agree that the United States District Court for the Delaware shall have sole and exclusive jurisdiction to determine any issues arising under this Agreement, and all Parties to this Agreement agree to submit to personal jurisdiction in Wilmington, Delaware, for the purpose of resolving any issue arising under or related to this Agreement.